Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 19, 2018
Relating to Preliminary Prospectus Supplement dated September 19, 2018

Registration No. 333-224096

Associated Banc-Corp

Pricing Term Sheet

Issuer:	Associated Banc-Corp

Expected Issue Ratings:*	Baa3 (Stable) (Moody’s) / BB (Stable) (S&P)

Securities Offered:	Depositary Shares, each representing a 1/40th interest in a share of Associated Banc-Corp 5.875% Non-Cumulative Perpetual Preferred Stock, Series E

Size:

$100,000,000 (4,000,000 Depositary Shares)

Officers, directors and/or others affiliated with the Issuer are expected to purchase an aggregate of $31,050,000 (1,242,000 Depositary Shares) sold in the offering at the public offering price, representing approximately 31% of the Depositary Shares being offered. The Underwriters will not receive any commissions on such purchases by the Issuer’s officers, directors and/or affiliates.

Liquidation Preference:	$1,000 per share of 5.875% Non-Cumulative Perpetual Preferred Stock, Series E (equivalent to $25 per Depositary Share)

Public Offering Price:	$25 per Depositary Share

Maturity:	Perpetual

Underwriting Commission(1):	$0.7875

Net Proceeds to Issuer(2):	$97,828,075

Dividend Rate:	5.875% per annum

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 each year, commencing December 15, 2018

Redemption Provisions:

In whole or in part, from time to time, on any dividend payment date on or after December 15, 2023, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (subject to limitations described in the preliminary prospectus supplement dated September 19, 2018).

Non-Cumulative Dividends:

Dividends will not be cumulative. If Associated Banc-Corp does not declare dividends or does not pay dividends in full on the Series E Preferred Stock on any date on which dividends are due, then these undeclared and unpaid dividends will not cumulate, accrue, or be payable.

Book-Entry Form:	The Depositary Shares will be issued in book-entry form through The Depository Trust Company.

Trade Date:	September 19, 2018

Settlement Date:**	September 26, 2018 (T+5)

CUSIP/ISIN for the Depositary Shares:	045487204 / US0454872047

Listing:

Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “ASBPRE”. If approved for listing, trading of the Depositary Shares is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Co-Managers:	Citigroup Global Markets Inc. Keefe, Bruyette & Woods, Inc.

*            Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**     We expect that delivery of the Depositary Shares will be made against payment therefor on or about the Settlement Date specified in this Term Sheet, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Depositary Shares on the Trade Date or the two business days following the Trade Date will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of Depositary Shares who wish to trade the Depositary Shares on the Trade Date hereof or the two business days following the Trade Date should consult their own advisors.

(1)    To the extent of sales to certain institutions, the total underwriting commissions will be less than the total shown above.

(2)    To the extent of sales to certain institutions, the net proceeds will be more than the total shown above.

The issuer has filed a registration statement (including a preliminary prospectus supplement dated September 19, 2018 and an accompanying prospectus dated April 2, 2018) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or UBS Securities LLC at 1-888-827-7275.

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